[Yahoo! Inc. Letterhead]

August 19, 2016

CONFIDENTIAL TREATMENT REQUESTED BY YAHOO! INC. PURSUANT TO 17 C.F.R. SECTION 200.83

VIA EDGAR

Ms. Barbara C. Jacobs, Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail stop 4561

Washington, D.C. 20549

Re:	Yahoo! Inc.

Form 10-K for the Year Ended December 31, 2015

Filed February 29, 2016

File No. 000-28018

Dear Ms. Jacobs:

We received your letter dated July 18, 2016 (the “Letter”) setting forth a comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on our above-referenced report filed under the Securities Exchange Act of 1934. Our response to your comment is set forth below. For the convenience of the Staff, the comment from the Letter is restated in italics prior to our responses. References to “we,” “our,” “Yahoo” and the “Company” refer to Yahoo! Inc. and its consolidated subsidiaries.

General

1.	Recent articles indicate that Yahoo’s November 2014 agreement with Mozilla contains a change-in-control provision that provides Mozilla with the right to receive $375 million annually through 2019 if Yahoo is sold and Mozilla does not deem the new partner acceptable. As this provision appears to take the agreement out of the ordinary course of business, please provide us with your analysis of the materiality of the agreement for purposes of Item 601(b)(10) of Regulation S-K.

Item 601(b)(10), titled “Material contracts,” specifies those contracts that must be filed as exhibits to Securities Act and Exchange Act filings. This requirement is stated as follows:

“Every contract not made in the ordinary course of business which is material to the registrant and is to be performed in whole or in part at or after the filing of the registration statement or report or was entered into not more than two years before such filing.” (emphasis added)

CONFIDENTIAL TREATMENT REQUESTED BY YAHOO! INC. PURSUANT TO 17 C.F.R. SECTION 200.83

This disclosure requirement presents two tests. First, the contract must not have been “made in the ordinary course of business.” Second, the contract must be “material” to the company.

While Item 601(b)(10) does not provide a separate definition of the term “material,” it does provide guidance regarding the meaning of “in the ordinary course of business.” Specifically, it provides that a contract “will be deemed to have been made in the ordinary course of business” if “the contract is such as ordinarily accompanies the kind of business conducted by the [reporting company] and its subsidiaries.”

If a contract is deemed to be made in the ordinary course, it need not be filed, unless it falls within one or more of four categories of specified contracts. These four categories of contracts are set forth in Item 601(b)(10)(ii)(A) - (D):

(A) Any contract to which directors, officers, promoters, voting trustees, security holders named in the registration statement or report, or underwriters are parties other than contracts involving only the purchase or sale of current assets having a determinable market price, at such market price;

(B) Any contract upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent;

(C) Any contract calling for the acquisition or sale of any property, plant or equipment for a consideration exceeding 15 percent of such fixed assets of the registrant on a consolidated basis; or

(D) Any material lease under which a part of the property described in the registration statement or report is held by the registrant.

If a contract is of the type identified in these four categories, it must be filed, regardless of being made in the ordinary course, unless it is “immaterial in amount or significance.”

APPLICATION OF ITEM 601(b)(10) REQUIREMENTS TO THE MOZILLA AGREEMENT

The agreement between Mozilla and Yahoo entered into on November 14, 2014, (the “Agreement”) is not of the type specified in the four categories of Item 601(b)(10)(ii)(A) - (D). As such, the analysis under Item 601 must focus on the following two questions:

•	Is the Agreement the type of contract that “ordinarily accompanies the kind of business conducted by” Yahoo?

•	If the Agreement is not the type of contract that “ordinarily accompanies the kind of business conducted by” Yahoo, is the Agreement “material” to Yahoo?

CONFIDENTIAL TREATMENT REQUESTED BY YAHOO! INC. PURSUANT TO 17 C.F.R. SECTION 200.83

Is the Agreement the type of contract that “ordinarily accompanies the kind of business conducted by” Yahoo?

While guidance regarding the application of this standard is sparse, we believe that it includes a consideration of the following: we generate operating revenue principally from display and search advertising on our online properties and services (“Yahoo Properties”) and through a distribution network of third-party entities (“Affiliates”) who integrate our advertising offerings into their websites or other offerings. As part of our business, we routinely enter into various types of search distribution agreements with Affiliates pursuant to which Affiliates provide our search services on their websites or other offerings. The Agreement, which makes Yahoo the default search provider on certain of Mozilla’s products in the United States, represents such a search distribution agreement and is precisely the type of contract that ordinarily accompanies the kind of business we conduct. Accordingly, we believe that the Agreement was made in the ordinary course of business under Item 601(b)(10).

[***] These provisions do not, in our judgment, take the Agreement out of being a contract made in the ordinary course of business. [***] We note that our agreement with Verizon contains no condition to closing related to the Agreement.

If the Agreement is not the type of contract that “ordinarily accompanies the kind of business conducted by” Yahoo, is the Agreement “material” to Yahoo?

As stated above, we believe that the Agreement is an agreement that ordinarily accompanies the business we conduct. We note, however, that even if the Agreement is not considered to have been made in the ordinary course of business, it is required to be filed only if the Agreement is material. We also considered the materiality of the Agreement.

Both the courts and the SEC have indicated that a company must look to both the quantitative and qualitative aspects of the information in question to assess materiality.

***	Confidential treatment requested by Yahoo! Inc. Omitted information provided under separate cover to the Staff pursuant to Rule 83.

CONFIDENTIAL TREATMENT REQUESTED BY YAHOO! INC. PURSUANT TO 17 C.F.R. SECTION 200.83

The courts and the SEC have confirmed that the use of a particular financial statement metric may provide the basis for a preliminary assumption that a contract is unlikely to be material. The metric or metrics that should be applied under particular circumstances depend upon those circumstances. The Agreement provides for compensation to Mozilla in the form of a revenue share or cost of revenue - traffic acquisition cost payments (“TAC”), [***]. At the time we entered into the Agreement, we forecasted that revenues from the Agreement would [***].

[***]

The courts and the SEC have confirmed that a quantitative assessment cannot be used as a substitute for a full analysis of all relevant qualitative factors related to the information in question. The courts and the SEC assess qualitative materiality by determining whether there is a substantial likelihood that a reasonable investor would consider the information important in making an investment decision or whether it would significantly alter the total mix of information available to the investor.

***	Confidential treatment requested by Yahoo! Inc. Omitted information provided under separate cover to the Staff pursuant to Rule 83.

CONFIDENTIAL TREATMENT REQUESTED BY YAHOO! INC. PURSUANT TO 17 C.F.R. SECTION 200.83

After considering applicable qualitative and quantitative factors, including the expected contribution of the Agreement to Yahoo’s revenues, [***], we concluded at the time of execution of the Agreement, and continue to believe, that the Agreement is not material.

***	Confidential treatment requested by Yahoo! Inc. Omitted information provided under separate cover to the Staff pursuant to Rule 83.

CONFIDENTIAL TREATMENT REQUESTED BY YAHOO! INC. PURSUANT TO 17 C.F.R. SECTION 200.83

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing, Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comment and request that the Staff contact the undersigned at (408) 349-3300 with any questions or comments regarding this Letter.

Respectfully submitted,

Yahoo! Inc.

/s/ KEN GOLDMAN
By:	Ken Goldman
Title:	Chief Financial Officer

cc:	Kathleen Collins, Accounting Branch Chief, U.S. Securities and Exchange Commission

Joyce Sweeney, Staff Accountant, U.S. Securities and Exchange Commission

Mitchell Austin, Staff Attorney, U.S. Securities and Exchange Commission

Ronald S. Bell, General Counsel and Secretary, Yahoo! Inc.

Stephanie I. Splane, Senior Vice President, Corporate Legal Affairs,

Deputy General Counsel, Yahoo! Inc.

Alexi Wellman, Vice President, Accounting and Reporting, Yahoo! Inc.

Robert Plesnarski, O’Melveny & Myers LLP